Exhibit 1

Amsterdam, 15 July 2021

Just Eat Takeaway.com Q2 2021 Trading Update

Half year 2021 orders up 61% (51% including Grubhub); GTV of €14.1 billion

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY, NASDAQ: GRUB), hereinafter the “Company” or together with its group companies, “Just Eat Takeaway.com”, one of the world’s largest online food delivery marketplaces, hereby issues a trading update for the second quarter of 2021.

Statement of Jitse Groen, CEO of Just Eat Takeaway.com: “We have combined Just Eat Takeaway.com and Grubhub into one of the largest online food delivery companies in the world. The new combination grew 51% in terms of orders in the first half year. Adjusted EBITDA losses, mainly caused by US and Canadian fee caps and our investment programme, have now peaked. We therefore expect the Company to trend back to profitability going forward while retaining significant growth during the second half of the year.”

	Second quarter[1]				Half year[1]
(in millions)	2021	2020	Growth	Constant currency	2021	2020	Growth	Constant currency
Orders[2]
United Kingdom	71.2	44.2	61%		135.0	76.8	76%
Germany	40.6	27.0	50%		79.8	49.2	62%
Canada	29.4	22.9	28%		57.0	37.0	54%
Netherlands	16.1	12.8	25%		31.4	22.8	37%
Rest of the World	55.1	37.9	45%		109.3	71.1	54%
Orders (excluding US)	212.4	144.9	47%		412.4	256.9	61%
United States	67.3	58.9	14%		134.4	105.9	27%
Pro forma Orders	279.7	203.8	37%		546.8	362.7	51%

Delivery Orders
United Kingdom	29.7	3.4	766%		52.6	6.3	733%
Germany	3.3	1.7	99%		6.5	3.1	110%
Canada	28.1	21.7	30%		54.6	35.7	53%
Netherlands	1.7	1.0	80%		3.3	1.6	108%
Rest of the World	16.6	6.7	148%		31.9	11.0	190%
Delivery Orders (excluding US)	79.5	34.4	131%		148.9	57.7	158%
United States	44.1	34.7	27%		86.2	56.5	53%
Proform Delivery Orders	123.6	69.1	79%		235.2	114.2	106%
GTV[3] (in billions €)
United Kingdom	1.6	1.1	44%	40%	3.1	1.9	63%	62%
Germany	1.0	0.6	60%	60%	2.0	1.1	77%	77%
Canada	0.8	0.6	30%	26%	1.4	0.9	55%	54%
Netherlands	0.4	0.3	30%	30%	0.8	0.5	48%	48%
Rest of the World	1.2	0.9	39%	38%	2.5	1.6	59%	58%
GTV (excluding US)	5.0	3.5	42%	40%	9.7	6.0	62%	61%
United States	2.2	2.2	0%	10%	4.4	3.7	19%	31%
Pro forma GTV	7.2	5.7	26%	29%	14.1	9.7	46%	50%

1 The Grubhub business was consolidated from 15 June 2021 and the Just Eat business was consolidated from 15 April 2020 on an IFRS basis. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information on a combined basis. Figures may not add up due to rounding.
2 Total Orders represent Marketplace Orders and Delivery Orders
3 Gross Transaction Value (GTV) represents the total value of Orders placed on our platform, including taxes, tips and any applicable consumer fees

On 15 June 2021, Just Eat Takeaway.com successfully completed the acquisition of Grubhub in the United States. The combined business is one of the largest online food delivery marketplaces globally, with very significant growth opportunities in several of the largest profit pools in the world.

To aid comparability, this press release contains information about Just Eat Takeaway.com and Grubhub, on both a separate and pro forma combined basis. In addition, the Company has aligned its KPI definitions, which has led to replacing Gross Merchandise Value (GMV) with Gross Transaction Value (GTV) in the financial information presented.

●
Given the success of the Company’s investment programme in the legacy Just Eat markets, expectations for 2021 have improved and management upgrades its previous guidance of more than 42% order growth for Just Eat Takeaway.com (excluding Grubhub) during 2021 to now more than 45% order growth for the full year.

●	GTV for the full year 2021 for Just Eat Takeaway.com (including Grubhub) is expected to be in a range of €28 to €30 billion.
●
The Company’s efforts in the historically under-invested legacy Just Eat markets have continued to drive growth and win online share. Just Eat gained online share in the UK, including a significant inflection in London with triple-digit order growth in the first half of 2021 compared with the first six months of 2020. Delivery order growth in the UK was 733% in the first half of 2021 compared with the same period in 2020.

●
Just Eat Takeaway.com will continue to invest in growth and prioritise market share over adjusted EBITDA[1]. Management believes that adjusted EBITDA losses peaked in the first half of 2021 and expects its adjusted EBITDA margin[2] to improve going forward, driven by the removal of significant fee caps in the US and Canada, improved unit economics in the Company’s Delivery network and increasing benefits from the investment programme in the legacy Just Eat markets. As a result, for the full year 2021, management expects Just Eat Takeaway.com (including Grubhub) to generate an adjusted EBITDA margin in a range of minus 1% to minus 1.5% of GTV. This adjusted EBITDA margin includes the significant impact of fee caps and voluntary partner support of approximately €200 million in the US and Canada.

●
As previously announced, Just Eat Takeaway.com intends to take a period of time to determine the optimal listing venues for the Company’s long-term future. Following the completion of the Grubhub transaction, this review is ongoing and no decisions on the structure of the Company’s listing venues are expected prior to FTSE Russell’s semi-annual review of assigned nationality in August 2021. Therefore, it is possible that Just Eat Takeaway.com will cease to be eligible for inclusion in the FTSE UK Index Series from the next review decision, expected to be announced on 1 September 2021.

●	As of May, Just Eat Takeaway.com has been included in the S&P Europe 350 ESG Index, which is a testament to the Company’s ongoing and increasing focus on ESG matters and related disclosures.

_______________________

[1]
Adjusted EBITDA is defined as operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition and integration related expenses and other items not directly related to underlying operating performance

[2]	As a percentage of GTV

Just Eat Takeaway.com

Jitse Groen, CEO
Brent Wissink, CFO
Joerg Gerbig, COO
Matt Maloney, Member of the Management Board

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY, NASDAQ: GRUB) is a leading global online food delivery marketplace.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms, offering consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants, but also provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The Company has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Analyst and investor conference call and audio webcast

Jitse Groen, Matt Maloney, Brent Wissink and Jörg Gerbig will host an analyst and investor conference call to discuss the Q2 2021 trading update at 10:30 am CET on Thursday 15 July 2021. Members of the investor community can follow the audio webcast on https://www.justeattakeaway.com/investors/results-and-reports/ .

Additional information on https://justeattakeaway.com

●	Just Eat Takeaway.com Analyst Presentation Q2 2021
●	Our media kit including photos of the Management Board and industry-related photos for download at https://www.justeattakeaway.com/media/media-kit/

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Unaudited figures

All figures in this document are unaudited.

Disclaimer

Statements included in this press release that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are, or may be deemed to be, forward-looking statements, including “forward-looking statements” made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “projects”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect the Company’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business, results of operations, financial position, liquidity, prospects, growth or strategies. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are risks from or uncertainties related to the following: innovation, competition, brand & reputation, acquisitions, global strategic projects, technology reliability & availability, data security & privacy, integration & transformation and social change, legislation & regulation. Additional information concerning key factors that could cause actual results to differ materially from those projected in the forward-looking statements can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s registration statement on Form F-4 (Registration Statement No. 333-255540), which was declared effective by the SEC on May 12, 2021, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the Company’s corporate website, https://justeattakeaway.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement whether as a result of new information, future developments or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No Offer or Solicitation

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Non-GAAP Financial Measures and Alternative Performance Measures

This presentation includes certain non-GAAP financial measures as defined by SEC rules and alternative performance measures as defined by European rules. Just Eat Takeaway.com uses these non-GAAP financial measures and alternative performance measures, respectively, as key performance measures because it believes they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortization expense on its fixed assets and the impact of stock-based compensation expense. These non-GAAP financial measures and alternative performance measures are not measurements of Just Eat Takeaway’s financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with IFRS and should be read in conjunction with Just Eat Takeaway.com’s financial statements prepared in accordance with IFRS. Just Eat Takeaway.com has provided a reconciliation of those measures to the most directly comparable IFRS measures in Just Eat Takeaway.com’s 2020 Annual Report.